MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                         CONCEPTS                        QUARTER OF PRESENT      QUARTER OF PREVIOUS
                                                            ------------------      -------------------
S                                                            Amount          %        Amount          %
                                                           ----------      ---      ----------       ---
  1      TOTAL ASSETS ................................     31,027,344       100     20,772,536       100

  2      CURRENT ASSETS ..............................     12,083,148        39      9,512,568        46
  3      CASH AND SHORT-TERM INVESTMENTS .............      6,263,658        20      3,545,017        17
  4      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .....      3,527,963        11      3,210,775        15
  5      OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .....        727,298         2      1,276,382         6
  6      INVENTORIES .................................      1,318,651         4      1,228,408         6
  7      OTHER CURRENT ASSETS ........................        245,578         1        251,986         1
  8      LONG-TERM ...................................     15,776,490        51      8,652,533        42
  9      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .....      7,870,737        25      4,395,244        21
 10      INVESTMENT IN SHARES OF SUBSIDIARIES
         AND NON-CONSOLIDATED ASSOCIATED .............        361,631         1      1,012,698         5
 11      OTHER INVESTMENTS ...........................      7,544,122        24      3,244,591        16
 12      PROPERTY, PLANT AND EQUIPMENT ...............      2,526,357         8      1,189,242         6
 13      PROPERTY ....................................      1,882,093         6        639,094         3
 14      MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ....      2,079,091         7      2,017,254        10
 15      OTHER EQUIPMENT .............................        598,731         2        403,072         2
 16      ACCUMULATED DEPRECIATION ....................      2,215,587         7      1,870,178         9
 17      CONSTRUCTION IN PROGRESS ....................        182,029         1              0         0
 18      DEFERRED ASSETS (NET) .......................        641,349         2      1,418,193         7
 19      OTHER ASSETS ................................              0         0              0         0

 20      TOTAL LIABILITIES ...........................     18,198,178       100     14,734,138       100

 21      CURRENT LIABILITIES .........................      7,328,987        40      7,807,699        53
 22      SUPPLIERS ...................................      2,457,062        14      2,244,926        15
 23      BANK LOANS ..................................        490,422         3      1,524,239        10
 24      STOCK MARKET LOANS ..........................         24,973         0         15,335         0
 25      TAXES TO BE PAID ............................        212,239         1        179,218         1
 26      OTHER CURRENT LIABILITIES ...................      4,144,291        23      3,843,981        26
 27      LONG-TERM LIABILITIES .......................     10,098,444        55      6,634,121        45
 28      BANK LOANS ..................................      5,149,203        28      3,606,787        24
 29      STOCK MARKET LOANS ..........................      4,839,500        27      2,763,342        19
 30      OTHER LOANS .................................        109,741         1        263,992         2
 31      DEFERRED LOANS ..............................         10,197         0         12,768         0
 32      OTHER LIABILITIES ...........................        760,550         4        279,550         2

 33      CONSOLIDATED STOCK HOLDERS' EQUITY ..........     12,829,166       100      6,038,398       100


 34      MINORITY INTEREST ...........................      4,310,569        34        497,174         8
 35      MAJORITY INTEREST ...........................      8,518,597        66      5,541,224        92
 36      CONTRIBUTED CAPITAL .........................      7,395,435        58      9,060,585       150
 37      PAID-IN CAPITAL STOCK (NOMINAL) .............      5,628,294        44      3,173,580        53
 38      RESTATEMENT OF PAID-IN CAPITAL STOCK ........        167,479         1      1,103,805        18
 39      PREMIUM ON SALES OF SHARES ..................      1,599,662        12      4,783,200        79
 40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ..              0         0              0         0
 41      CAPITAL INCREASE (DECREASE) .................      1,123,162         9     -3,519,361       -58
 42      RETAINED EARNINGS AND CAPITAL RESERVE .......        134,266         1     -4,641,649       -77
 43      REPURCHASE FUND OF SHARES ...................        634,230         5      1,433,229        24
 44      EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
         HOLDERS' EQUITY .............................       -147,059        -1       -403,796        -7

 45      NET INCOME FOR THE YEAR .....................        501,725         4         92,855         2

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing


  REF                      CONCEPTS                        QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                              FINANCIAL YEAR          FINANCIAL YEAR
                                                           ------------------       -------------------
  S                                                          Amount          %        Amount          %

  3      CASH AND SHORT-TERM INVESTMENTS .............      6,263,658       100      3,545,017       100
 46      CASH ........................................      1,815,652        29      1,230,362        35
 47      SHORT-TERM INVESTMENTS ......................      4,448,006        71      2,314,655        65

 18      DEFERRED ASSETS (NET) .......................        641,349       100      1,418,193       100
 48      AMORTIZED OR REDEEMED EXPENSES ..............        548,125        85        648,699        46
 49      GOODWILL ....................................              0         0              0         0
 50      DEFERRED TAXES ..............................         19,150         3        769,494        54
 51      OTHERS ......................................         74,074        12              0         0

 21      CURRENT LIABILITIES .........................      7,328,987       100      7,807,699       100
 52      FOREING CURRENCY LIABILITIES ................      3,596,068        49      4,657,229        60
 53      MEXICAN PESOS LIABILITIES ...................      3,732,919        51      3,150,470        40

 24      STOCK MARKET LOANS ..........................         24,973       100         15,335       100
 54      COMMERCIAL PAPER ............................              0         0              0         0
 55      CURRENT MATURITIES OF MEDIUM TERM NOTES .....              0         0              0         0
 56      CURRENT MATURITIES OF BONDS .................         24,973       100         15,335       100

 26      OTHER CURRENT LIABILITIES ...................      4,144,291       100      3,843,981       100
 57      OTHER CURRENT LIABILITIES WITH COST .........         68,049         2         91,155         2
 58      OTHER CURRENT LIABILITIES WITHOUT COST ......      4,076,242        98      3,752,826        98

 27      LONG-TERM LIABILITIES .......................     10,098,444       100      6,634,121       100
 59      FOREING CURRENCY LIABILITIES ................      9,251,360        92      5,615,329        85
 60      MEXICAN PESOS LIABILITIES ...................        847,084         8      1,018,792        15

 29      STOCK MARKET LOANS ..........................      4,839,500       100      2,763,342       100
 61      BONDS .......................................        800,000        17              0         0
 62      MEDIUM TERM NOTES ...........................      4,039,500        83      2,763,342       100

 30      OTHER LOANS .................................        109,741       100        263,992       100
 63      OTHER LOANS WITH COST .......................        109,741       100        263,992       100
 64      OTHER LOANS WITHOUT COST ....................              0         0              0         0

 31      DEFERRED LOANS ..............................         10,197       100         12,768       100
 65      NEGATIVE GOODWILL ...........................              0         0              0         0
 66      DEFERRED TAXES ..............................              0         0              0         0
 67      OTHERS ......................................         10,197       100         12,768       100

 32      OTHER LIABILITIES ...........................        760,550       100        279,550       100
 68      RESERVES ....................................        760,550       100        279,550       100
 69      OTHERS LIABILITIES ..........................              0         0              0         0

 44      EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK ..       -147,059       100       -403,796       100
          HOLDERS EQUITY .............................
 70      ACCUMULATED INCOME DUE TO MONETARY POSITION .              0         0              0         0
 71      INCOME FROM NON-MONETARY POSITION ASSETS ....       -147,059       100       -403,796       100





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                    CONCEPTS                       QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                        FINANCIAL YEAR            FINANCIAL YEAR
S                                                            Amount                   Amount
                                                      ------------------       --------------------
72       WORKING CAPITAL .............................      4,754,161                1,704,869
73       PENSIONS FUND AND SENIORITY PREMIUMS ........          5,319                    5,250
74       EXECUTIVES (*) ..............................             23                       15
75       EMPLOYERS (*) ...............................          3,958                    2,936
76       WORKERS (*) .................................         14,673                    6,899
77       CIRCULATION SHARES (*) ......................    402,657,260              310,842,352
78       REPURCHASED SHARES (*) ......................              0                        0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED INCOME STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                       CONCEPTS                          QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                             FINANCIAL YEAR           FINANCIAL YEAR
----     ---------------------------------------------     -------------------      --------------------
                                                             Amount          %        Amount           %
                                                           ----------      ---      ----------       ---
  1      NET SALES ...................................     18,404,898       100     13,118,073       100
  2      COST OF SALES ...............................     16,096,752        87     11,470,570        87
  3      GROSS INCOME ................................      2,308,146        13      1,647,503        13
  4      OPERATING ...................................      1,253,169         7      1,124,533         9
  5      OPERATING INCOME ............................      1,054,977         6        522,970         4
  6      TOTAL FINANCING COST ........................        112,290         1        -12,461         0
  7      INCOME AFTER FINANCING COST .................        942,687         5        535,431         4
  8      OTHER FINANCIAL OPERATIONS ..................       -148,875        -1         15,870         0
  9      INCOME BEFORE INCOME TAX AND EMPLOYEE
         STATUTORY PROFIT SHARING ....................      1,091,562         6        519,561         4
 10      INCOME TAX AND EMPLOYEE STATUTORY PROFIT
         SHARING .....................................        440,025         2        538,618         4
 11      NET INCOME AFTER INCOME TAX AND EMPLOYEE
         SATUTORY PROFIT SHARING .....................        651,537         4        -19,057         0
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         AFFILIATED COMPANIES.........................         97,750         1        175,071         1
 13      CONSOLIDATED NET INCOME OF CONTINUOUS .......        749,287         4        156,014         1
          OPERATION
 14      INCOME OF DISCONTINUOUS OPERATIONS ..........              0         0              0         0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS .........................        749,287         4        156,014         1
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ...              0         0              0         0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES ............              0         0              0         0
 18      NET CONSOLIDATED INCOME .....................        749,287         4        156,014         1
 19      NET INCOME OF MINORITY INTEREST .............        247,562         1         63,159         0
 20      NET INCOME OF MAJORITY INTEREST .............        501,725         3         92,855         1

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                       CONCEPTS                          QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                             FINANCIAL YEAR           FINANCIAL YEAR
----     ---------------------------------------------     -------------------      --------------------
                                                             Amount          %        Amount           %
                                                           ----------      ---      ----------       ---

  1      NET SALES ...................................     18,404,898       100     13,118,073       100
 21      DOMESTIC ....................................     15,816,298        86     10,420,984        79
 22      FOREIGN .....................................      2,588,600        14      2,697,089        21
 23      TRANSLATED INTO DOLLARS (***) ...............        244,208         1        242,228         2

  6      TOTAL FINANCING COST ........................        112,290       100        -12,461       100
 24      INTEREST PAID ...............................        421,949       376        291,117     -2336
 25      EXCHANGE LOSSES .............................      1,518,489      1352      1,061,166     -8516
 26      INTEREST EARNED .............................        348,599       310        244,160     -1959
 27      EXCHANGE PROFITS ............................      1,512,064      1347      1,089,568     -8744
 28      GAIN DUE TO MONETARY POSITION ...............          6,122         5        -60,082       482
 42      LOST IN RESTATEMENT OF UDIS .................         26,393        24         29,066      -233
 43      GAIN IN RESTATEMENT OF UDIS .................              0         0              0         0

  8      OTHER FINANCIAL OPERATIONS ..................       -148,875       100         15,870       100
 29      OTHER NET EXPENSES (INCOME) NET .............       -148,875       100         15,870       100
 30      (PROFIT) LOSS ON SALE OF OWN SHARES .........              0         0              0         0
 31      (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS            0         0              0         0

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING        440,025       100        538,618       100
 32      INCOME TAX ..................................         45,143        10         93,486        17
 33      DEFERED INCOME TAX ..........................        299,430        68        417,236        77
 34      WORKERS' PROFIT SHARING .....................         65,484        15         59,785        11
 35      DEFERED WORKERS' PROFIT SHARING .............         29,968         7        -31,889        -6

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                  CONCEPTS                         QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                        FINANCIAL YEAR          FINANCIAL YEAR
                                                             Amount                  Amount
                                                      ------------------      --------------------

36       TOTAL SALES                                       18,480,577               13,140,807
37       NET INCOME OF THE YEAR                                     0                 -949,310
38       NET SALES (**)                                    18,404,898               13,118,073
39       OPERATION INCOME (**)                              1,054,977                  522,970
40       NET INCOME OF MAYORITY INTEREST(**)                  501,725                   92,855
41       NET CONSOLIDATED INCOME (**)                         749,287                  156,014

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
              FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                          CONCEPTS                       QUARTER OF PRESENT       QUARTER OF PREVIOUS
RT                                                            FINANCIAL YEAR           FINANCIAL YEAR
----     ---------------------------------------------     -------------------      --------------------
                                                              Amount          %        Amount           %
                                                            ---------       ---      ---------       ----
  1      NET SALES ...................................      5,120,714       100      3,736,235       100
  2      COST OF SALES ...............................      4,469,803        87      3,238,210        87
  3      GROSS INCOME ................................        650,911        13        498,025        13
  4      OPERATING ...................................        354,317         7        280,883         8
  5      OPERATING INCOME ............................        296,594         6        217,142         6
  6      TOTAL FINANCING COST ........................        -16,718         0       -104,644        -3
  7      INCOME AFTER FINANCING COST .................        313,312         6        321,786         9
  8      OTHER FINANCIAL OPERATIONS ..................        -68,512        -1        -53,320        -1
  9      INCOME BEFORE TAXES AND WORKERS' PROFIT
         SHARING .....................................        381,824         7        375,106        10
 10      RESERVE FOR TAXES AND WORKERS' PROFIT
         SHARING .....................................        150,783         3        225,264         6
 11      NET INCOME AFTER TAXES AND WORKERS' PROFIT
         SHARING .....................................        231,041         5        149,842         4
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES .................         23,634         0        160,669         4
 13      CONSOLIDATED NET INCOME OF CONTINUOUS .......        254,675         5        310,511         8

 14      INCOME OF DISCONTINUOUS OPERATIONS ..........              0         0              0         0
 15      CONSOLIDATED NET INCOME BEFORE
         EXTRAORDINARY ITEMS .........................        254,675         5        310,511         8
 16      EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ...              0         0              0         0
 17      NET EFFECT AT THE BEGINNING OF THE YEAR BY
         CHANGES IN ACCOUNTING PRINCIPLES ............              0         0              0         0
 18      NET CONSOLIDATED INCOME .....................        254,675         5        310,511         8
 19      NET INCOME OF MINORITY INTEREST .............         42,744         1         48,382         1
 20      NET INCOME OF MAJORITY INTEREST .............        211,931         4        262,129         7

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                        CONCEPTS                         QUARTER OF PRESENT       QUARTER OF PREVIOUS
RT                                                              FINANCIAL YEAR          FINANCIAL YEAR
---      --------------------------------------------      --------------------      --------------------
                                                              Amount          %       Amount            %
                                                            ---------      ----      ---------      -----

  1      NET SALES ...................................      5,120,714       100      3,736,235       100
 21      DOMESTIC ....................................      4,563,396        89      2,962,503        79
 22      FOREIGN .....................................        557,318        11        773,732        21
 23      TRANSLATED INTO DOLLARS (***) ...............         55,190         1         72,948         2

  6      TOTAL FINANCING COST ........................        -16,718       100       -104,644       100
 24      INTEREST PAID ...............................         91,932      -550         63,027       -60
 25      EXCHANGE LOSSES .............................        542,926     -3248        468,168      -447
 26      INTEREST EARNED .............................        127,638      -763        112,670      -108
 27      EXCHANGE PROFITS ............................        532,093     -3183        475,517      -454
 28      GAIN DUE TO MONETARY POSITION ...............          8,638       -52        -55,746        53
 42      LOST IN RESTATEMENT OF UDIS .................           -483         3          8,094        -8
 43      GAIN IN RESTATEMENT OF UDIS .................              0         0              0         0

  8      OTHER FINANCIAL OPERATIONS ..................        -68,512       100        -53,320       100
 29      OTHER NET EXPENSES (INCOME) NET .............        -68,512       100        -53,320       100
 30      (PROFIT) LOSS ON SALE OF OWN SHARES .........              0         0              0         0
 31      (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS            0         0              0         0

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING        150,783       100        225,264       100
 32      INCOME TAX ..................................         18,164        12         54,518        24
 33      DEFERED INCOME TAX ..........................         74,393        49        154,438        69
 34      WORKERS' PROFIT SHARING .....................         47,103        31         47,883        21
 35      DEFERED WORKERS' PROFIT SHARING .............         11,123         7        -31,575       -14

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                 Final Printing

REF                          CONCEPTS                         QUARTER OF PRESENT     QUARTER OF PREVIOUS
P                                                               FINANCIAL YEAR         FINANCIAL YEAR
----    --------------------------------------------------    ------------------     ----------------------

        YIELD
        --------------------------------------------------
  1      NET INCOME TO NET SALES .....................              4.07  %                  1.19  %
  2      NET INCOME TO STOCK HOLDERS' EQUITY (**) ....              5.89  %                  1.68  %
  3      NET INCOME TO TOTAL ASSETS (**) .............              2.41  %                  0.75  %
  4      CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ..              0.00  %                  0.00  %
  5      INCOME DUE TO MONETARY POSITION TO NET INCOME             -0.82  %                 38.51  %

         ACTIVITY
         -------------------------------------------------
  6      NET SALES TO NET ASSETS (**) ................              0.59  times              0.63  times
  7      NET SALES TO FIXED ASSETS (**) ..............              7.29  times             11.03  times
  8      INVENTORIES ROTATION (**) ...................             12.21  times              9.34  times
  9      ACCOUNTS RECEIVABLE IN DAYS OF SALES ........             60     days              77     days
 10      PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)          3.95  %                  3.52  %

         LEVERAGE
         -------------------------------------------------
 11      TOTAL LIABILITIES TO TOTAL ASSETS ...........             58.65  %                 70.93  %
 12      TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ..              1.42  times              2.44  times
 13      FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES         70.60  %                 69.72  %
 14      LONG-TERM LIABILITIES TO FIXED ASSETS .......            399.72  %                557.84  %
 15      OPERATING INCOME TO INTEREST PAID ...........              2.50  times              1.80  times
 16      NET SALES TO TOTAL LIABILITIES (**) .........              1.01  times              0.89  times

         LIQUIDITY
         -------------------------------------------------
 17      CURRENT ASSETS TO CURRENT LIABILITIES .......              1.65  times              1.22  times
 18      CURRENT ASSETS LESS INVENTORY TO CURRENT
         LIABILITIES .................................              1.47  times              1.06  times
 19      CURRENTS ASSETS TO TOTAL LIABILITIES ........              0.66  times              0.65  times
 20      AVAILABLE ASSETS TO CURRENT LIABILITIES .....             85.46  %                 45.40  %

         CASH FLOW
         -------------------------------------------------
 21      CASH FLOW FROM NET INCOME TO NET SALES ......              9.63  %                  7.28  %
 22      CASH FLOW FROM CHANGES IN WORKING CAPITAL
         TO NET SALES ................................            -12.37  %                -28.38  %
 23      CASH GENERATED (USED) IN OPERATING TO
         INTEREST PAID ...............................             -1.19  times             -9.51  times
 24      EXTERNAL FINANCING TO CASH GENERATED
         (USED) IN FINANCING .........................             31.06  %                 88.12  %
 25      INTERNAL FINANCING TO CASH GENERATED (USED)
         IN FINANCING ................................             68.94  %                 11.88  %
 26      ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
         TO CASH GENERATED (USED) IN INVESTMENT
         ACTIVITIES ..................................             47.23  %                 25.04  %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

                                 Final Printing

REF                     CONCEPTS                            QUARTER OF PRESENT     QUARTER OF PREVIOUS
D                                                             FINANCIAL YEAR         FINANCIAL YEAR
                                                                   Amount                Amount
----     ---------------------------------------------      --------------------   --------------------


1        BASIC PROFIT PER ORDINARY SHARE (**) ........        Ps.   1.45               Ps.   0.30
2        BASIC PROFIT PER PREFERENT SHARE (**) .......              0.00                     0.00
3        DILUTED PROFIT PER ORDINARY SHARE (**) ......              0.00                     0.00
4        CONTINUOUS OPERATING PROFIT PER COMUN
         SHARE(**) ...................................              2.16                     0.50
5        EFFECT OF DISCONTINUOUS OPERATING ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**) ..              0.00                     0.00
6        EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**) ..              0.00                     0.00
7        EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
         CONTINUOUS OPERATING PROFIT PER SHARE (**) ..              0.00                     0.00
8        CARRYING VALUE PER SHARE ....................             21.16                    17.83
9        CASH DIVIDEND ACUMULATED PER SHARE ..........              0.00                     0.00
10       DIVIDEND IN SHARES PER SHARE ................              0.00  shares             0.00  shares
11       MARKET PRICE TO CARRYING VALUE ..............              1.22  times              1.45  times
12       MARKET PRICE TO BASIC PROFIT PER ORDINARY
         SHARE (**) ..................................             17.80  times             86.20  times
13       MARKET PRICE TO BASIC PROFIT PER PREFERENT
         SHARE (**) ..................................              0.00  times              0.00  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                       CONCEPTS                        QUARTER OF PRESENT     QUARTER OF PREVIOUS
C                                                           FINANCIAL YEAR          FINANCIAL YEAR
                                                                   Amount                  Amount
----     ---------------------------------------------    ------------------     -------------------
  1      CONSOLIDATED NET INCOME .....................             749,287                  156,014
  2      +(-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING CASH ..........................           1,022,738                  799,002
  3      CASH FLOW FROM NET INCOME OF THE YEAR .......           1,772,025                  955,016
  4      CASH FLOW FROM CHANGE IN WORKING CAPITAL ....          -2,275,774               -3,722,545
  5      CASH GENERATED (USED) IN OPERATING ACTIVITIES            -503,749               -2,767,529
  6      CASH FLOW FROM EXTERNAL FINANCING ...........           1,099,982                2,807,550
  7      CASH FLOW FROM INTERNAL FINANCING ...........           2,441,861                  378,634
  8      CASH FLOW GENERATED (USED) BY FINANCING .....           3,541,843                3,186,184
  9      CASH FLOW GENERATED (USED) IN INVESTMENT
         ACTIVITIES ..................................            -319,452                 -767,871
 10      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
         INVESTMENTS .................................           2,718,642                 -349,216
 11      CASH AND SHORT-TERM INVESTMENTS AT THE
         BEGINNING OF PERIOD .........................           3,545,016                3,894,233
 12      CASH AND SHORT-TERM INVESTMENTS AT THE END
         OF PERIOD ...................................           6,263,658                3,545,017

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                           CONCEPTS                         QUARTER OF PRESENT  QUARTER OF PREVIOUS
C                                                                 FINANCIAL YEAR      FINANCIAL YEAR
                                                                      Amount             Amount
----     ----------------------------------------------------  ------------------  --------------------

  2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
         USING CASH ..............................................   1,022,738              799,002
 13      DEPRECIATION AND AMORTIZATION FOR THE YEAR ..............     730,355              923,684
 14      + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
         AND SENIORITY PREMIUMS ..................................     124,616             -190,871
 15      + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ...............    -274,891             -194,701
 16      + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
         ACTUALIZATION ...........................................           0                    0
 17      + (-) OTHER ITEMS .......................................     442,658              260,890
 40      + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO
           WITH EBITDA                                                       0                    0

  4      CASH FLOW FROM CHANGE IN WORKING CAPITAL ................   -2,275,774          -3,722,545
 18      + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .........   -3,242,414          -4,226,942
 19      + (-) DECREASE (INCREASE) IN INVENTORIES ................    -167,876             -121,014
 20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
         RECEIVABLE ..............................................     698,401           -1,235,388
 21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...........     210,866              534,925
 22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..........     225,249            1,325,874

  6      CASH FLOW FROM EXTERNAL FINANCING .......................   1,099,982            2,807,550
 23      + SHORT-TERM BANK AND STOCK MARKET FINANCING ............     177,418              810,454
 24      + LONG-TERM BANK AND STOCK MARKET FINANCING .............   3,100,042            3,966,349
 25      + DIVIDEND RECEIVED .....................................           0                    0
 26      + OTHER FINANCING .......................................    -435,708              -10,395
 27      (-) BANK FINANCING AMORTIZATION .........................   -1,741,770            -864,626
 28      (-) STOCK MARKET AMORTIZATION ...........................           0           -1,094,232
 29      (-) OTHER FINANCING AMORTIZATION ........................           0                    0

  7      CASH FLOW FROM INTERNAL FINANCING .......................   2,441,861              378,634
 30      + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .............   2,441,861              378,634
 31      (-) DIVIDENS PAID .......................................           0                    0
 32      + PREMIUM ON SALE OF SHARES .............................           0                    0
 33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .............           0                    0

  9      CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
         ACTIVITIES ..............................................    -319,452             -767,871
 34      + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
         OF A PERMANENT NATURE ...................................    -411,004              -58,238
 35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT ........    -150,870             -192,288
 36      (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ...............           0                    0
 37      + SALE OF OTHER PERMANENT INVESTMENTS ...................     636,897              325,350
 38      + SALE OF TANGIBLE FIXED ASSETS .........................      36,483               45,126
 39      + (-) OTHER ITEMS .......................................    -430,958             -887,821
